HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and six months ended June 30, 2021 and 2020

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Revenues
Distribution (includes related party revenues of $70 and $143 (2020 - $72 and $142) for the three and six months ended June 30, respectively) (Note 24)	1,263	1,201	2,617	2,640
Transmission (includes related party revenues of $443 and $885 (2020 - $452 and $847) for the three and six months ended June 30, respectively) (Note 24)	448	459	896	859
Other	11	10	20	21
	1,722	1,670	3,533	3,520

Costs
Purchased power (includes related party costs of $393 and $1,036 (2020 - $366 and $1,144) for the three and six months ended June 30, respectively) (Note 24)	838	808	1,732	1,815
Operation, maintenance and administration (Note 24)	289	270	571	535
Depreciation, amortization and asset removal costs (Note 5)	225	213	448	425
	1,352	1,291	2,751	2,775

Income before financing charges and income tax expense	370	379	782	745
Financing charges (Note 6)	104	119	220	238

Income before income tax expense	266	260	562	507
Income tax expense (recovery) (Note 7)	26	(849)	52	(834)
Net income	240	1,109	510	1,341

Other comprehensive income (loss) (Note 8)	3	(14)	6	(34)
Comprehensive income	243	1,095	516	1,307

Net income attributable to:
Noncontrolling interest	2	2	4	4
Preferred shareholders	—	4	—	9
Common shareholders	238	1,103	506	1,328
	240	1,109	510	1,341

Comprehensive income attributable to:
Noncontrolling interest	2	2	4	4
Preferred shareholders	—	4	—	9
Common shareholders	241	1,089	512	1,294
	243	1,095	516	1,307

Earnings per common share (Note 22)
Basic	$0.40	$1.84	$0.85	$2.22
Diluted	$0.40	$1.84	$0.84	$2.21

Dividends per common share declared (Note 21)	$0.27	$0.25	$0.52	$0.50

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At June 30, 2021 and December 31, 2020

As at (millions of Canadian dollars)	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	46	757
Accounts receivable (Note 9)	711	722
Due from related parties (Note 24)	285	326
Other current assets (Note 10)	313	184
	1,355	1,989

Property, plant and equipment (Note 11)	23,274	22,631
Other long-term assets:
Regulatory assets (Note 12)	4,601	4,571
Deferred income tax assets	125	124
Intangible assets (net of accumulated amortization - $623; 2020 - $586)	541	514
Goodwill	373	373
Other assets (Note 13)	90	92
	5,730	5,674
Total assets	30,359	30,294

Liabilities
Current liabilities:
Short-term notes payable (Note 16)	1,330	800
Long-term debt payable within one year (includes $nil measured at fair value; 2020 - $303) (Notes 16, 17)	603	806
Accounts payable and other current liabilities (Note 14)	1,046	1,044
Due to related parties (Note 24)	135	329
	3,114	2,979

Long-term liabilities:
Long-term debt (Notes 16, 17)	12,124	12,726
Regulatory liabilities (Note 12)	294	231
Deferred income tax liabilities	224	56
Other long-term liabilities (Note 15)	3,781	3,674
	16,423	16,687
Total liabilities	19,537	19,666

Contingencies and Commitments (Notes 26, 27)
Subsequent Events (Note 29)

Noncontrolling interest subject to redemption	20	22

Equity
Common shares (Note 20)	5,688	5,678
Additional paid-in capital (Note 23)	36	47
Retained earnings	5,033	4,838
Accumulated other comprehensive loss	(23)	(29)
Hydro One shareholders’ equity	10,734	10,534

Noncontrolling interest	68	72
Total equity	10,802	10,606
	30,359	30,294

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the six months ended June 30, 2021 and 2020

Six months ended June 30, 2021 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2021	5,678	—	47	4,838	(29)	10,534	72	10,606
Net income	—	—	—	506	—	506	3	509
Other comprehensive income (Note 8)	—	—	—	—	6	6	—	6
Distributions to noncontrolling interest	—	—	—	—	—	—	(7)	(7)
Dividends on common shares	—	—	—	(311)	—	(311)	—	(311)
Common shares issued	10	—	(10)	—	—	—	—	—
Stock-based compensation	—	—	(1)	—	—	(1)	—	(1)
June 30, 2021	5,688	—	36	5,033	(23)	10,734	68	10,802

Six months ended June 30, 2020 (millions of Canadian dollars)	Common Shares	Preferred Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2020	5,661	418	49	3,667	(5)	9,790	59	9,849
Net income	—	—	—	1,337	—	1,337	3	1,340
Other comprehensive loss (Note 8)	—	—	—	—	(34)	(34)	—	(34)
Distributions to noncontrolling interest	—	—	—	—	—	—	(1)	(1)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	—	—	9	9
Dividends on preferred shares	—	—	—	(9)	—	(9)	—	(9)
Dividends on common shares	—	—	—	(296)	—	(296)	—	(296)
Common shares issued	15	—	(10)	—	—	5	—	5
Stock-based compensation	—	—	2	—	—	2	—	2
June 30, 2020	5,676	418	41	4,699	(39)	10,795	70	10,865

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and six months ended June 30, 2021 and 2020

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2021	2020	2021	2020
Operating activities
Net income	240	1,109	510	1,341
Environmental expenditures	(9)	(5)	(17)	(11)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	196	188	394	379
Regulatory assets and liabilities	(8)	(63)	52	(2)
Deferred income tax expense (recovery)	13	(856)	32	(853)
Other	11	31	41	36
Changes in non-cash balances related to operations (Note 25)	(31)	(29)	(83)	33
Net cash from operating activities	412	375	929	923

Financing activities
Long-term debt issued	—	—	—	1,100
Long-term debt repaid	(302)	(652)	(802)	(652)
Short-term notes issued	1,330	860	2,145	2,145
Short-term notes repaid	(815)	(1,013)	(1,615)	(2,428)
Dividends paid	(159)	(156)	(311)	(305)
Distributions paid to noncontrolling interest	(2)	—	(4)	(1)
Contributions received from sale of noncontrolling interest (Note 4)	—	—	—	9
Common shares issued	—	—	—	5
Costs to obtain financing	(2)	—	(2)	(5)
Net cash from (used in) financing activities	50	(961)	(589)	(132)

Investing activities
Capital expenditures (Note 25)
Property, plant and equipment	(516)	(387)	(995)	(726)
Intangible assets	(34)	(29)	(71)	(51)
Capital contributions received	7	—	9	—
Other	6	(3)	6	(7)
Net cash used in investing activities	(537)	(419)	(1,051)	(784)

Net change in cash and cash equivalents	(75)	(1,005)	(711)	7
Cash and cash equivalents, beginning of period	121	1,042	757	30
Cash and cash equivalents, end of period	46	37	46	37

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and six months ended June 30, 2021 and 2020
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). At June 30, 2021, the Province held approximately 47.2% (December 31, 2020 - 47.3%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners).
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks, including Orillia Power Distribution Corporation and the business and distribution assets of Peterborough Distribution Inc. acquired in 2020, and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Deferred Tax Asset (DTA)
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision (ODC Decision) on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. See Note 12 - Regulatory Assets and Liabilities for additional details.
Hydro One Remote Communities
On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2020, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2020.
Management Estimates
The impact of the COVID-19 pandemic (COVID-19 or the pandemic) as at and for the six months ended June 30, 2021 has been reflected in the Consolidated Financial Statements. The Company has analyzed the impact of the pandemic on its estimates and assumptions that affect its financial results as at and for the six months ended June 30, 2021 and has determined that there was no material impact. As the duration of the pandemic remains uncertain, the Company continues to assess its impact to the Company’s financial results and operations.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.
			January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020
The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.
			January 1, 2021	No impact upon adoption
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	Under assessment
4.    BUSINESS COMBINATIONS
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP partnership units from Hydro One Networks for total cash consideration of $9 million. Following this transaction, Hydro One's interest in the equity portion of NRLP partnership units was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP partnership units. NRLP is fully consolidated in these Consolidated Financial Statements as it is controlled by Hydro One. The First Nations Partners' noncontrolling interest in NRLP is classified within equity.
5.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Depreciation of property, plant and equipment	169	167	340	336
Amortization of intangible assets	18	16	37	32
Amortization of regulatory assets	9	5	17	11
Depreciation and amortization	196	188	394	379
Asset removal costs	29	25	54	46
	225	213	448	425

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
6.    FINANCING CHARGES

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Interest on long-term debt	126	125	250	247
Realized loss on cash flow hedges (interest-rate swap agreements) (Notes 8, 17)	3	1	6	1
Interest on short-term notes	1	1	1	6
Other	3	5	6	9
Less: Interest capitalized on construction and development in progress	(16)	(12)	(29)	(22)
DTA carrying charges (Note 12)	(13)	—	(13)	—
Interest earned on cash and cash equivalents	—	(1)	(1)	(3)
	104	119	220	238
7.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Income before income tax expense	266	260	562	507
Income tax expense at statutory rate of 26.5% (2020 - 26.5%)	71	69	149	134

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(21)	(28)	(46)	(52)
Impact of tax deductions from deferred tax asset sharing[1]	(8)	(10)	(20)	(22)
Overheads capitalized for accounting but deducted for tax purposes	(5)	(5)	(12)	(10)
Interest capitalized for accounting but deducted for tax purposes	(5)	(4)	(9)	(7)
Pension and post-retirement benefit contributions in excess of pension expense	(2)	1	(6)	(3)
Environmental expenditures	(2)	(2)	(4)	(4)
Other	(3)	(3)	(2)	(4)
Net temporary differences attributable to regulated business	(46)	(51)	(99)	(102)
Net permanent differences	1	—	2	1
Recognition of deferred income tax regulatory asset	—	(867)	—	(867)
Total income tax expense (recovery)	26	(849)	52	(834)

Effective income tax rate	9.8%	(326.5%)	9.3%	(164.5%)
1 Prior to the ODC Decision, the impact represents tax deductions from deferred asset tax sharing given to ratepayers as previously mandated by the OEB. Subsequent to the ODC Decision, and pursuant to the DTA Implementation Decision, the impact represents the additional amounts shared in respect of the fiscal period that is recoverable from ratepayers. See Note 12 - Regulatory Assets and Liabilities.
8.    OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 6, 17)[1]	3	(3)	6	(23)
Loss on transfer of other post-employment benefits (OPEB) (Note 18)	—	(9)	—	(9)
Loss on cash flow hedges (bond forward agreements) (Note 17)	—	(2)	—	(2)
	3	(14)	6	(34)
1 Includes $2 million after-tax realized loss (2020 - $1 million), $3 million before-tax (2020 - $1 million), and $4 million after-tax realized loss (2020 - $1 million), $6 million before-tax (2020 - $1 million), on cash flow hedges reclassified to financing charges for the three and six months ended June 30, 2021, respectively.

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
9.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	June 30, 2021	December 31, 2020
Accounts receivable - billed	368	347
Accounts receivable - unbilled	397	421
Accounts receivable, gross	765	768
Allowance for doubtful accounts	(54)	(46)
Accounts receivable, net	711	722
The following table shows the movements in the allowance for doubtful accounts for the six months ended June 30, 2021 and the year ended December 31, 2020:

(millions of dollars)	Six months ended June 30, 2021	Year ended December 31, 2020
Allowance for doubtful accounts – beginning	(46)	(22)
Write-offs	6	11
Additions to allowance for doubtful accounts[1]	(14)	(35)
Allowance for doubtful accounts – ending	(54)	(46)
1 Additions to allowance for doubtful accounts for the year ended December 31, 2020 included an incremental $14 million related to the COVID-19 pandemic. There were no additional COVID-19 related amounts included in the allowance for doubtful accounts for the six months ended June 30, 2021.
10.    OTHER CURRENT ASSETS

As at (millions of dollars)	June 30, 2021	December 31, 2020
Regulatory assets (Note 12)	233	105
Prepaid expenses and other assets	58	53
Materials and supplies	22	23
Derivative assets (Note 17)	—	3
	313	184
11.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	June 30, 2021	December 31, 2020
Property, plant and equipment	33,759	33,377
Less: accumulated depreciation	(12,367)	(12,056)
	21,392	21,321
Construction in progress	1,705	1,135
Future use land, components and spares	177	175
	23,274	22,631

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	June 30, 2021	December 31, 2020
Regulatory assets:
Deferred income tax regulatory asset	2,443	2,343
Pension benefit regulatory asset	1,721	1,660
Deferred tax asset sharing	245	204
Post-retirement and post-employment benefits - non-service cost	120	113
Environmental	117	133
Post-retirement and post-employment benefits	60	59
Foregone revenue deferral	44	63
Stock-based compensation	35	41
Conservation and Demand Management (CDM) variance	12	16
Debt premium	9	12
Other	28	32
Total regulatory assets	4,834	4,676
Less: current portion	(233)	(105)
	4,601	4,571

Regulatory liabilities:
Retail settlement variance account	110	92
Tax rule changes variance	78	70
Pension cost differential	31	31
Earnings sharing mechanism deferral	26	37
External revenue variance	22	7
Asset removal costs cumulative variance	19	19
Green energy expenditure variance	17	22
Distribution rate riders	13	1
Deferred income tax regulatory liability	4	4
Other	15	14
Total regulatory liabilities	335	297
Less: current portion	(41)	(66)
	294	231
Deferred Tax Asset Sharing
On October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court which required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. On April 8, 2021, the OEB rendered its decision and order regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period (DTA Implementation Decision). In the DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers for the 2017 to 2021 period, plus DTA carrying charges over a two-year period commencing on July 1, 2021. In addition, Hydro One was approved to adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further amounts of future tax savings flowing to customers. As at June 30, 2021, Hydro One has a regulatory asset of $245 million for the cumulative DTA amounts shared with ratepayers since 2017 to date, consisting of $85 million and $160 million for Hydro One Networks’ distribution and transmission segments, respectively. As a result of the OEB’s procedural order, the $245 million regulatory asset relating to the cumulative DTA amounts allocated to ratepayers since 2017 has been separately presented from the deferred income tax regulatory asset. Additional amounts shared with ratepayers up to December 31, 2021 will continue to increase this regulatory asset.
Distribution Rate Riders
In December 2020, the OEB rendered its decision on Hydro One Networks distribution 2021 annual update rate application. The retail settlement variance account balance as at December 31, 2019, including accrued interest, was approved for disposition over a one year period ending December 31, 2021. As a result, this balance was transferred to the 2021 Rate Rider in January 2021. Additionally, the residual balance from the 2015-2017 Rate Rider, including accrued interest, was approved for disposition over the same period.

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
COVID-19 Emergency Deferral
On June 17, 2021, the OEB issued its Report: Regulatory Treatment of Impact Arising from the COVID-19 Emergency (Report) which outlines the OEB’s final guidance on the rules and operation of the deferral account established for utilities to track the impacts arising from the COVID-19 pandemic. The OEB has determined that eligibility for recovery of most balances recorded in the account will be subject to a means test based on a utility’s achieved regulatory return on equity (ROE). Based on management's assessment of the OEB’s final guidance, no amounts related to the COVID-19 pandemic have been recognized as regulatory assets.
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	June 30, 2021	December 31, 2020
Right-of-Use (ROU) assets (Note 19)	71	77
Investments (Note 17)	10	7
Other long-term assets	9	8
	90	92
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	June 30, 2021	December 31, 2020
Accrued liabilities	644	566
Accounts payable	191	238
Accrued interest	115	118
Regulatory liabilities (Note 12)	41	66
Environmental liabilities	31	33
Lease obligations (Note 19)	13	12
Derivative liabilities (Note 17)	11	11
	1,046	1,044
15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	June 30, 2021	December 31, 2020
Post-retirement and post-employment benefit liability (Note 18)	1,872	1,797
Pension benefit liability (Note 18)	1,721	1,660
Environmental liabilities	86	100
Lease obligations (Note 19)	63	70
Derivative liabilities (Note 17)	6	14
Asset retirement obligations	13	13
Long-term accounts payable	4	3
Other long-term liabilities	16	17
	3,781	3,674
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $2,300 million.
At June 30, 2021, Hydro One’s consolidated committed and unsecured credit facilities (Operating Credit Facilities) totalling $2,550 million included Hydro One's credit facilities of $250 million and Hydro One Inc.'s credit facilities of $2,300 million. On June 1, 2021, the maturity date for the Operating Credit Facilities was extended from 2024 to 2026. At June 30, 2021, no amounts have been drawn on the Operating Credit Facilities.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. At June 30, 2021 and December 31, 2020, no debt securities have been issued by HOHL.
Long-Term Debt
The following table presents long-term debt outstanding at June 30, 2021 and December 31, 2020:

As at (millions of dollars)	June 30, 2021	December 31, 2020
Hydro One Inc. long-term debt (a)	12,195	12,995
Hydro One long-term debt (b)	425	425
HOSSM long-term debt (c)	147	151
	12,767	13,571
Add: Net unamortized debt premiums	10	10
Add: Unrealized mark-to-market loss[1]	—	3
Less: Unamortized deferred debt issuance costs	(50)	(52)
Total long-term debt	12,727	13,532

Less: Long-term debt payable within one year	(603)	(806)
	12,124	12,726
1 At June 30, 2021, there was no unrealized mark-to-market loss. At December 31, 2020, the unrealized mark-to-market net loss of $3 million related to $300 million Series 39 notes repaid during the three months ended June 30, 2021. At December 31, 2020, the unrealized mark-to-market net loss was offset by a $3 million unrealized mark-to-market net gain on the related fixed-to-floating interest-rate swap agreements, which were accounted for as fair value hedges.
(a) Hydro One Inc. long-term debt
At June 30, 2021, long-term debt of $12,195 million (December 31, 2020 - $12,995 million) was outstanding, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program. In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At June 30, 2021, $2,800 million remained available for issuance under the MTN Program prospectus. During the three and six months ended June 30, 2021, no long-term debt was issued (2020 - $nil and $1,100 million, respectively) and long-term debt of $300 million (2020 - $650 million) and $800 million (2020 - $650 million) was repaid, respectively, under the MTN Program.
(b) Hydro One long-term debt
At June 30, 2021, long-term debt of $425 million (December 31, 2020 - $425 million) was outstanding under Hydro One's short form base shelf prospectus (Universal Base Shelf Prospectus). In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At June 30, 2021, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus. During the three and six months ended June 30, 2021 and 2020, no long-term debt was issued or repaid.
(c) HOSSM long-term debt
At June 30, 2021, HOSSM long-term debt of $147 million (December 31, 2020 - $151 million) with a principal amount of $136 million (December 31, 2020 - $138 million) was outstanding. During the three and six months ended June 30, 2021 and 2020, no long-term debt was issued and $2 million (2020 - $2 million) of long-term debt was repaid.

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
Principal and Interest Payments
At June 30, 2021, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	603	492	3.2
Year 2	733	473	1.7
Year 3	700	461	2.5
Year 4	750	443	2.3
Year 5	500	426	2.8
	3,286	2,295	2.5
Years 6-10	2,175	1,966	3.1
Thereafter	7,295	3,897	4.7
	12,756	8,158	3.9
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At June 30, 2021 and December 31, 2020, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021		December 31, 2020
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value - $300 million MTN Series 39 notes	—	—	303	303
Other notes and debentures	12,727	14,623	13,229	16,226
Long-term debt, including current portion	12,727	14,623	13,532	16,529
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At June 30, 2021, Hydro One Inc. had no fair value hedges. At December 31, 2020, Hydro One Inc. had interest-rate swaps with a total notional amount of $300 million that were used to convert fixed-rate debt to floating-rate debt. These swaps were classified as fair value hedges. Hydro One Inc.’s fair value hedge exposure at December 31, 2020 was approximately 2% of its total long-term debt.
Cash Flow Hedges
At June 30, 2021 and December 31, 2020, Hydro One Inc. had a total of $800 million in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At June 30, 2021 and December 31, 2020, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at June 30, 2021 and December 31, 2020 is as follows:

As at June 30, 2021 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Investments (Note 13)	10	10	—	—	10
	10	10	—	—	10

Liabilities:
Long-term debt, including current portion	12,727	14,623	—	14,623	—
Derivative instruments (Notes 14, 15)
Cash flow hedges, including current portion	17	17	—	17	—
	12,744	14,640	—	14,640	—

12

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020

As at December 31, 2020 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Investments (Note 13)	7	7	—	—	7
Derivative instruments (Note 10)
Fair value hedges	3	3	—	3	—
	10	10	—	3	7

Liabilities:
Long-term debt, including current portion	13,532	16,529	—	16,529	—
Derivative instruments (Notes 14, 15)
Cash flow hedges, including current portion	25	25	—	25	—
	13,557	16,544	—	16,554	—
The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the six months ended June 30, 2021 or the year ended December 31, 2020.
Changes in the Fair Value of Financial Instruments Classified in Level 3
The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the six months ended June 30, 2021 and the year ended December 31, 2020:

(millions of dollars)	Six months ended June 30, 2021	Year ended December 31, 2020
Fair value of assets - beginning	7	2
Additions	3	5
Fair value of assets - ending	10	7
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and six months ended June 30, 2021 and 2020.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three and six months ended June 30, 2021 and 2020 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended June 30, 2021, a $1 million after-tax unrealized gain (2020 - $6 million loss), $1 million before-tax (2020 - $8 million), was recorded in OCI, and a $2 million after-tax realized loss (2020 - $1 million), $3 million before-tax (2020 - $1 million), was reclassified to financing charges. During the six months ended June 30, 2021, a $2 million after-tax unrealized gain (2020 - $26 million loss), $3 million before-tax (2020 - $35 million), was recorded in OCI, and a $4 million after-tax realized loss (2020 - $1 million), $6 million before-tax (2020 - $1 million), was reclassified to financing charges. This resulted in an accumulated other comprehensive loss (AOCL) of $12 million related to cash flow hedges at June 30, 2021 (December 31, 2020 - $18 million). The Company estimates that the amount of AOCL, after tax, related to cash flow hedges to be reclassified to results of operations in

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
the next 12 months is $8 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at June 30, 2021, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately two years.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirements and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At June 30, 2021 and December 31, 2020, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At June 30, 2021 and December 31, 2020, there was no material accounts receivable balance due from any single customer.
At June 30, 2021, the Company’s allowance for doubtful accounts was $54 million (December 31, 2020 - $46 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At June 30, 2021, approximately 5% (December 31, 2020 - 4%) of the Company’s net accounts receivable were outstanding for more than 60 days. Please see Note 9 - Accounts Receivable for additions to allowance for doubtful accounts related to the impact of the COVID-19 pandemic.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At June 30, 2021 and December 31, 2020, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At June 30, 2021, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with two financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.
In April 2020, Hydro One Inc. filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At June 30, 2021, $2,800 million remained available for issuance under the MTN Program prospectus.
In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At June 30, 2021, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus.
In December 2020, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At June 30, 2021, no securities have been issued under the US Debt Shelf Prospectus.

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three and six months ended June 30, 2021 and 2020:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended June 30 (millions of dollars)	2021	2020	2021	2020
Current service cost	60	54	17	18
Interest cost	64	71	13	15
Expected return on plan assets, net of expenses[1]	(108)	(113)	—	—
Prior service cost amortization	1	1	2	1
Amortization of actuarial losses	31	24	1	1
Net periodic benefit costs	48	37	33	35

Charged to results of operations[2,3]	8	6	19	24

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Six months ended June 30 (millions of dollars)	2021	2020	2021	2020
Current service cost	120	108	33	36
Interest cost	128	142	25	30
Expected return on plan assets, net of expenses[1]	(216)	(226)	—	—
Prior service cost amortization	2	1	3	1
Amortization of actuarial losses	62	48	2	2
Net periodic benefit costs	96	73	63	69

Charged to results of operations[2,3]	14	13	37	37
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2021 is 5.4% (2020 - 5.75%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and six months ended June 30, 2021, pension costs of $20 million (2020 - $16 million) and $37 million (2020 - $35 million), respectively, were attributed to labour, of which $8 million (2020 - $6 million) and $14 million (2020 - $13 million), respectively, was charged to operations, and $12 million (2020 - $10 million) and $23 million (2020 - $22 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
3 In the 2020-2022 Transmission Decision, the OEB confirmed the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. Prior to the decision, these costs were tracked in a regulatory asset. As a result, during the six months ended June 30, 2021, additional other post-retirement and post-employment costs of $8 million (2020 - $11 million) attributed to labour were charged to operations.
Transfers from Other Plans
In January 2021, Hydro One and Inergi LP executed a letter of understanding (LOU) for the transfer of certain Inergi LP employees (Transferred Employees) to Hydro One Networks over a period of time. The employees who will transfer relate to the information technology operations, Finance and Accounting, Payroll and certain Shared Services functions. The transfer is expected to be completed by January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) will become participants in the Hydro One Defined Benefit Pension Plan (Plan) upon transfer to Hydro One. Subject to all necessary regulatory approvals, the assets and liabilities of the Inergi Plan will transfer to the Plan. The values of assets and liabilities of the Inergi Plan to be transferred to the Plan will be determined at the date of transfer. In accordance with the LOU, Inergi LP and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans.
On March 1, 2021, Transferred Employees associated with information technology operations (ITO Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $28 million related to the ITO Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $27 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both, the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the ITO Employees.

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
19.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have terms between three and nine years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Lease expense	4	5	7	7
Lease payments made	3	3	7	6

As at			June 30, 2021	December 31, 2020
Weighted-average remaining lease term[1] (years)			7	7
Weighted-average discount rate			2.5%	2.6%
1 Includes renewal options that are reasonably certain to be exercised.
At June 30, 2021, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2021	9
2022	13
2023	12
2024	12
2025	10
Thereafter	27
Total undiscounted minimum lease payments	83
Less: discounting minimum lease payments to present value	(7)
Total discounted minimum lease payments	76
At December 31, 2020, future minimum operating lease payments were as follows:

(millions of dollars)
2021	16
2022	13
2023	12
2024	12
2025	10
Thereafter	27
Total undiscounted minimum lease payments	90
Less: discounting minimum lease payments to present value	(8)
Total discounted minimum lease payments	82
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at (millions of dollars)	June 30, 2021	December 31, 2020
Other long-term assets (Note 13)	71	77
Accounts payable and other current liabilities (Note 14)	13	12
Other long-term liabilities (Note 15)	63	70

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
20.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At June 30, 2021, the Company had 598,217,183 (December 31, 2020 - 597,611,787) common shares issued and outstanding.
The following table presents the changes to common shares during the six months ended June 30, 2021:

(number of shares)
Common shares - December 31, 2020	597,611,787
Common shares issued - LTIP[1]	188,376
Common shares issued - share grants[2]	417,020
Common shares - June 30, 2021	598,217,183
1 During the six months ended June 30, 2021, Hydro One issued from treasury 188,376 common shares in accordance with provisions of the Long-term Incentive Plan (LTIP).
2 During the six months ended June 30, 2021, Hydro One issued from treasury 417,020 common shares in accordance with provisions of the Power Workers’ Union (PWU) and the Society of United Professionals (Society) Share Grant Plans.

Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At June 30, 2021 and December 31, 2020, the Company had no preferred shares issued and outstanding.
21.    DIVIDENDS
During the three months ended June 30, 2021, common share dividends in the amount of $159 million (2020 - $152 million) were declared and paid and no preferred share dividends (2020 - $4 million) were paid.
During the six months ended June 30, 2021, common share dividends in the amount of $311 million (2020 - $296 million) were declared and paid and no preferred share dividends (2020 - $9 million) were paid. See Note 29 - Subsequent Events for dividends declared subsequent to June 30, 2021.
22.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020

Net income attributable to common shareholders (millions of dollars)	238	1,103	506	1,328

Weighted-average number of shares
Basic	598,212,600	597,551,514	597,940,658	597,267,537
Effect of dilutive stock-based compensation plans	2,276,575	2,423,441	2,408,032	2,543,342
Diluted	600,489,175	599,974,955	600,348,690	599,810,879

EPS
Basic	$0.40	$1.84	$0.85	$2.22
Diluted	$0.40	$1.84	$0.84	$2.21

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
23.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One has two share grant plans (Share Grant Plans), one for the benefit of certain members of the PWU (the PWU Share Grant Plan) and one for the benefit of certain members of the Society (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and six months ended June 30, 2021 and 2020 is presented below:

	Three months ended June 30		Six months ended June 30
(number of share grants)	2021	2020	2021	2020
Share grants outstanding - beginning	3,154,805	3,674,377	3,154,805	3,674,377
Vested and issued[1]	(417,020)	(441,562)	(417,020)	(441,562)
Share grants outstanding - ending	2,737,785	3,232,815	2,737,785	3,232,815
1 During the three and six months ended June 30, 2021, Hydro One issued from treasury 417,020 (2020 - 441,562) common shares to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and six months ended June 30, 2021 and 2020 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2021	2020	2021	2020
DSUs outstanding - beginning	70,589	58,479	65,240	52,620
Granted	5,273	5,847	10,622	11,706
Paid	(5,315)	—	(5,315)	—
DSUs outstanding - ending	70,547	64,326	70,547	64,326
At June 30, 2021, a liability of $2 million (December 31, 2020 - $2 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $29.96 (December 31, 2020 - $28.65). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and six months ended June 30, 2021 and 2020 is presented below:

	Three months ended June 30		Six months ended June 30
(number of DSUs)	2021	2020	2021	2020
DSUs outstanding - beginning	87,956	67,052	61,880	52,186
Granted	765	688	26,841	20,965
Paid	—	—	—	(5,411)
DSUs outstanding - ending	88,721	67,740	88,721	67,740
At June 30, 2021, a liability of $3 million (December 31, 2020 - $2 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $29.96 (December 31, 2020 - $28.65). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three and six months ended June 30, 2021 and 2020 is presented below:

	PSUs		RSUs
Three months ended June 30 (number of units)	2021	2020	2021	2020
Units outstanding - beginning	—	123,017	—	150,018
Vested and issued	—	(4,677)	—	(3,728)
Forfeited	—	(870)	—	(1,310)
Units outstanding - ending	—	117,470	—	144,980

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020

	PSUs		RSUs
Six months ended June 30 (number of units)	2021	2020	2021	2020
Units outstanding - beginning	111,920	171,344	139,730	206,993
Vested and issued	(111,920)	(52,627)	(104,970)	(3,728)
Forfeited	—	(1,247)	—	(1,875)
Settled	—	—	(34,760)	(56,410)
Units outstanding - ending	—	117,470	—	144,980
No awards were granted during the three and six months ended June 30, 2021 and 2020. The compensation expense related to the PSU and RSU awards recognized by the Company during the three and six months ended June 30, 2021 was $nil and less than $1 million (2020 - $nil and $1 million).
Stock Options
A summary of stock options activity during the three and six months ended June 30, 2021 and 2020 is presented below:

	Three months ended June 30		Six months ended June 30
(number of stock options)	2021	2020	2021	2020
Stock options outstanding - beginning[1]	108,710	162,710	108,710	403,550
Exercised	—	—	—	(240,840)
Stock options outstanding - ending[1]	108,710	162,710	108,710	162,710
1 All stock options outstanding as at January 1, 2021 and June 30, 2021, were vested and exercisable (2020 - all stock options were vested and exercisable).
24.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.2% ownership at June 30, 2021. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network (OCN LP) is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2021 and 2020:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2021	2020	2021	2020
Province	Dividends paid	75	76	147	149
IESO	Power purchased	392	364	1,031	1,140
	Revenues for transmission services	443	452	885	847
	Amounts related to electricity rebates	242	337	548	770
	Distribution revenues related to rural rate protection	60	61	122	120
	Distribution revenues related to supply of electricity to remote northern communities	9	9	18	18
	Funding received related to CDM programs	—	8	—	17
OPG[1]	Power purchased	1	1	5	3
	Revenues related to provision of services and supply of electricity	1	2	3	4
	Capital contribution received from OPG	—	—	2	—
	Costs related to the purchase of services	1	—	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	1	—	1
OEB	OEB fees	2	2	4	4
OCN LP2	Investment in OCN LP	—	2	—	2
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See Note 27 - Commitments for details related to the OCN Guarantee.
2    OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

19

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
25.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Accounts receivable	3	115	2	105
Due from related parties	12	3	41	113
Materials and supplies (Note 10)	1	1	1	1
Prepaid expenses and other assets (Note 10)	1	5	(5)	(13)
Other long-term assets (Note 13)	—	(1)	1	—
Accounts payable	(23)	(33)	(43)	(45)
Accrued liabilities (Note 14)	(2)	2	78	40
Due to related parties	(18)	(122)	(194)	(219)
Accrued interest (Note 14)	(23)	(30)	(3)	6
Long-term accounts payable and other long-term liabilities (Note 15)	—	(1)	—	—
Post-retirement and post-employment benefit liability	18	32	39	45
	(31)	(29)	(83)	33
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and six months ended June 30, 2021 and 2020. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended June 30, 2021			Six months ended June 30, 2021
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(520)	(33)	(553)	(1,013)	(67)	(1,080)
Reconciling items	4	(1)	3	18	(4)	14
Cash outflow for capital expenditures	(516)	(34)	(550)	(995)	(71)	(1,066)

	Three months ended June 30, 2020			Six months ended June 30, 2020
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(402)	(27)	(429)	(752)	(49)	(801)
Reconciling items	15	(2)	13	26	(2)	24
Cash outflow for capital expenditures	(387)	(29)	(416)	(726)	(51)	(777)
Supplementary Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Net interest paid	148	157	254	247
Income taxes paid	7	—	13	13
26.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
27.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at June 30, 2021 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	103	57	43	6	2	14
Long-term software/meter agreement	7	8	4	2	2	7

20

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020
Outsourcing and Other Agreements
In February 2021, Hydro One entered into an agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion. This agreement resulted in commitment of $143 million over the initial term of the agreement.
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at June 30, 2021 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities[1]	—	—	—	—	2,550	—
Letters of credit[2]	174	1	—	—	—	—
Guarantees[3]	487	—	—	—	—	—
1 On June 1, 2021, the maturity date for the Operating Credit Facilities was extended to 2026.
2 Letters of credit consist of $164 million letters of credit related to retirement compensation arrangements, a $4 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees provided by Hydro One to the Minister of Natural Resources (Canada) of $7 million relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
28.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, and the operations of the Company’s telecommunications business. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended June 30, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	448	1,263	11	1,722
Purchased power	—	838	—	838
Operation, maintenance and administration	101	177	11	289
Depreciation, amortization and asset removal costs	118	105	2	225
Income (loss) before financing charges and income tax expense	229	143	(2)	370

Capital investments	365	184	4	553

Three months ended June 30, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	459	1,201	10	1,670
Purchased power	—	808	—	808
Operation, maintenance and administration	114	141	15	270
Depreciation, amortization and asset removal costs	109	102	2	213
Income (loss) before financing charges and income tax expense	236	150	(7)	379

Capital investments	251	177	1	429

21

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and six months ended June 30, 2021 and 2020

Six months ended June 30, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	896	2,617	20	3,533
Purchased power	—	1,732	—	1,732
Operation, maintenance and administration	199	344	28	571
Depreciation, amortization and asset removal costs	239	205	4	448
Income (loss) before financing charges and income tax expense	458	336	(12)	782

Capital investments	713	360	7	1,080

Six months ended June 30, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	859	2,640	21	3,520
Purchased power	—	1,815	—	1,815
Operation, maintenance and administration	216	289	30	535
Depreciation, amortization and asset removal costs	221	200	4	425
Income (loss) before financing charges and income tax expense	422	336	(13)	745

Capital investments	487	312	2	801
Total Assets by Segment:

As at (millions of dollars)	June 30, 2021	December 31, 2020
Transmission	18,294	17,761
Distribution	11,816	11,387
Other	249	1,146
Total assets	30,359	30,294
Total Goodwill by Segment:

As at (millions of dollars)	June 30, 2021	December 31, 2020
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
29.    SUBSEQUENT EVENTS
Dividends
On August 9, 2021, common share dividends of $159 million ($0.2663 per common share) were declared.

22